Exhibit 99.3

CUBIST PHARMACEUTICALS, INC.

AMENDED AND RESTATED

CORPORATE GOVERNANCE & NOMINATING COMMITTEE CHARTER

Effective as of December 13, 2005

A.            Charter.

This charter (“Charter”) governs the operations of the Corporate Governance & Nominating Committee (the “Committee”) of the Board of Directors (the “Board”) of Cubist Pharmaceuticals, Inc. (the “Company”).  At least annually, the Committee shall review and reassess this Charter and recommend any proposed changes to the Board for approval.

B.            Purpose of Committee.

The Committee shall be appointed by the Board to:

(1)                                Assist the Board by identifying candidates qualified for membership on the Board.

(2)                                Recruit such individuals for membership on the Board.

(3)                                Recommend to the Board, after input from the chairman, the CEO, and such other executive officers as the Committee deems appropriate, all Director nominees, including director nominees for annual meetings of the stockholders.

(4)                                Recommend to the Board, after input from the chairman, the CEO, and such other executive officers as the Committee deems appropriate, the director nominees for each committee.

(5)                                Recommend to the Board, after input from the chairman, the CEO, and such other executive officers as the Committee deems appropriate, the chairman for each committee.

(6)                                Develop and recommend to the Board the Corporation Governance Guidelines for the Company.

(7)                                Assess on an annual basis the “independence” of each director as such term is defined by applicable SEC and Nasdaq regulations.

(8)                                Take general responsibility for oversight over corporate governance matters.

(9)                                Be responsible for reviewing the appropriate size, function, and needs of the Board and developing the Board policies evolving tenure and requirements.

(10)                          Perform any additional duties assigned to it by the Board.

C.            Members and Qualifications.

(1)                                The members of the Committee shall be appointed and replaced by the Board, upon the recommendation of the Committee. The Committee shall be composed of at least three directors, each of whom is independent of management of the Company.  To the extent practicable, the Committee will endeavor to have at least one member of the Committee also be a member of the Audit Committee.  The Committee shall make an affirmative determination that the members of the Committee meet applicable standards of independence.

(2)                                The Chairman of the Committee shall be appointed and replaced by the Board upon the recommendation of the Committee.

D.            Meetings.

(1)                                The Committee shall meet separately from the Board; provided, however, the Committee may meet immediately before or after any meeting of the Board.

(2)                                The Committee may hold meetings at such times and locations as the Committee may determine.  The Committee shall meet as often as deemed necessary in order to perform its responsibilities, but in no event shall the Committee meet less than twice per year.

(3)                                At any meeting of the Committee, a majority of its members shall constitute a quorum.  When a quorum is present at any meeting, a majority of Committee members present may take any action, except where a larger vote is expressly required by law or by the Certificate of Incorporation of the Company, as amended from time to time, or by the By-laws of the Company, as amended from time to time.

(4)                                The Committee may establish rules and procedures for the conduct of its meetings that are consistent with this Charter.

(5)                                The Committee shall regularly have “executive sessions” without members of management present.

(6)                                The Committee shall report regularly to the Board all minutes of the Committee meetings, which shall be presented at subsequent Board meetings.

E.             Committee Authority and Responsibilities.

(1)                                The Committee shall have the authority to retain and terminate any search firm to be used to identify director candidates and shall have authority to approve the search firm’s fees and other retention terms.  The Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

(2)                                The Committee shall actively seek individuals qualified to become board members for recommendation to the Board.

(3)                                The Committee shall receive comments from all directors and report annually to the Board with an assessment of the Board’s performance, to be discussed with the Board following the end of each fiscal year.

(4)                                The Committee shall review and reassess the adequacy of the Corporate Governance Guidelines of the Company annually and recommend any proposed changes to the Board for approval.

(5)                                The Committee may form and delegate authority to subcommittees, if and when appropriate.

(6)                                The Committee shall make regular reports to the Board, as appropriate, but in no event less than annually.

(7)                                The Committee shall have the resources and authority appropriate to discharge its responsibilities in accordance with this Charter.

(8)                                Costs incurred by the Committee in performing its functions under this Charter shall be borne by the Company, subject to prior approval by the Board or the CEO of any significant expense.  Any significant expenses incurred by the Committee shall be reported to the Board.

(9)                                The Committee shall make a recommendation to the Board as to which director is qualified to be Chairman of the Board.  The Committee shall make a recommendation to the Board as to whether there should be a Lead Director and, if so, which director is qualified to serve as Lead Director.

(10)                          The Committee shall have the authority to determine whether a conflict of interest exists between a director and the Company and then make recommendations to the Board with respect to any such conflict.

(11)                          A Director’s business or family relationship may occasionally give rise to that Director’s personal or financial interest on a particular transaction or issue.  Each Director is responsible for disclosing to the Committee situation that he or she reasonably believe gives rise to a potential related party transaction or conflict of interest.  In addition, the Committee shall ask Directors about potential related party transactions and potential conflicts of interest at least annually.  The Board, upon recommendation of the committee and after consultation with the companies counsel, shall determine on a case by case basis whether a conflict of interest exists.

(12)                          The Committee shall oversee the Company’s Director Orientation and Director Continuing Education programs, which are set forth below:

(a)                                  The Secretary of the Company shall be responsible for providing an orientation for new Directors, and periodically providing materials or briefing sessions for all Directors on subjects that would assist them in discharging their duties.

(b)                                 Each Director shall, within six months of election to the Board, receive a personal briefing from Senior Management at the Company offices on the Company’s strategic plans, financial statements, and key policies and practices.

(c)                                  Directors are encouraged to attend director continuing education institutes and programs offered by certain national associations, universities, and other third parties, and the Company has established an annual allowance to pay reasonable expenses and fees occurred for attendance at these programs.  The Secretary of the company will keep a record of Director Continuing Education.

(13)                          The Committee shall have the authority to evaluate the Company’s shareholder rights plan and then make recommendations to the Board with the respect thereto.

(14)                          The Committee shall approve all Company donations that are not related to medical education and that are in excess of either: (a) $10,000 per gift or (b) $25,000 per calendar quarter.

F.             Nomination of Board Members.

(1)                                The Committee shall nominate, for consideration by the Board or the shareholders of the Company, candidates to serve as members of the Board.

(2)                                In making nominations under paragraph F(1) hereof, the Committee shall:

•                  Assist in the development of the “profile” of various attributes that a potential member of Board needs to contribute to the Board.

•                  Interview and recruit potential candidates for the Board.

•                  Review and evaluate each member of the Board, in the case of incumbents, in light of that individual’s participation and contribution, considering the views of other members of the Board, and recommend to the Board the slate of nominees of directors to be elected by the stockholders (and any directors to be elected by the directors to fill any vacancies).

•                  Recommend to the Board the directors to be selected for membership on the various committees of the Board and for the Chairmanships thereof.

(3)                                In making nominations under paragraph F(1) hereof, the Committee shall (a) provide the Company with an opportunity to suggest candidates to serve as members of the Board, (b) give consideration to any candidates suggested by the Company, or, as the Committee may deem appropriate, any stockholder of the Company and (c) afford the Company an opportunity to meet with and comment upon other candidates considered by the Committee.

G.            Effectiveness of the Committee.

On a regular basis, as appropriate, but in no event less often than annually, the Committee shall consider whether it should take any steps to improve the effectiveness of the Committee including, among other things, whether this Charter should be modified.  On a regular basis, as appropriate, but in no event less often than annually, the Committee shall consider whether it should take, or recommend that the Board take, any steps to improve the effectiveness of the Board.